

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2024

Nick Taylor
Chief Financial Officer
Genius Sports Limited
1st Floor, 27 Soho Square
London, W1D 3QR

> **Re: Genius Sports Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **File No. 001-40352**

Dear Nick Taylor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
Key Components of Revenue and Expenses
Revenue
Betting Technology, Content and Service, page 58

1. Please explain to us how your customers' "gross gaming revenue" ("GGR") measure is determined and how it establishes the associated profit-sharing percentage and/or amount of contractual minimum revenue guarantees. Also, it appears GGR is a metric that you use. Accordingly, disclose how this metric is used by you with respect to your business and why it provides useful information to investors regarding your business. Refer to Release No. 33-10751.

Non-GAAP Financial Measures
Adjusted EBITDA, page 60

2.   You state the adjustment for "Litigation and related costs" includes mainly legal and related costs in connection with non-routine litigation, yet the adjustment appears for each year presented. Please explain to us and disclose to the extent meaningful your rationale for this adjustment. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

B. Liquidity and Capital Resources
Operating Cash Flows, page 65

3.   Please provide a quantitative and qualitative analysis that explains the increase in the reported amount of operating cash flows between fiscal 2023 and 2022, including material changes in underlying individual items contributing to the change, like, for example, working capital. Note merely citing changes in results, working capital items, and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to Item 5 of Form 20-F, in particular the introductory paragraph thereof and instructions 1 and 9 of Instructions to Item 5, section III.D of Release No. 33-6835, section IV.B and B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance.

E. Critical Accounting Estimates
Revenue Recognition, page 66

4.   You disclose for Sports Technology and Services you primarily receive noncash consideration for which there is not a readily determinable fair value and for Betting Technology, Content and Services in regard to contracts with variable consideration associated with overages you record cumulative effect adjustments when there are constraint changes that impact your estimate of the transaction price. Please provide qualitative and quantitative information necessary to understand the estimation uncertainty associated with each revenue stream and the impact these estimates have had or are reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why these estimates are subject to uncertainty and, to the extent the information is material and reasonably available, how much these estimates and/or associated assumptions have changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying their calculation. Refer to Item 5.E of Form 20-F and in particular Section V of Release No. 33-8350 referred to in instruction 1 to Instructions to Item 5 for guidance.

Item 15. Controls and Procedures, page 98

5.   You disclose in each Form 20-F for fiscal years 2022 and 2023 that you concluded your disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) were effective for each respective year. However, we did not note disclosure pursuant to Item 15.d of Form 20-F in either fiscal 2022 or 2023 Form 20-F's as to whether and how the material weakness described in amendment No. 1 to Form 20-F fiscal 2021 was remediated. From the risk factor on page 29 of the fiscal 2023 Form 20-F it appears the prior material weakness has not been remediated. In view of this, please

explain to us your basis for concluding that both DC&P and ICFR were effective for each of fiscal 2022 and 2023.

6. You disclose on page F-7 revisions to fiscal years 2022 and 2021 within the fiscal 2023 Form 20-F that affected the previously reported adjusted loss per share amount for each of these years. The revision appears to be of the same nature as the material weakness for fiscal 2021 mentioned above. Accordingly, please explain to us how this revision was not considered to be a material weakness and your basis for concluding that each of DC&P and ICFR were effective for fiscal 2023.

Consolidated Statements of Cash Flows, page F-6

7. Under sports technology revenue on page F-15 you disclose you receive noncash consideration. It does not appear this noncash consideration is an adjustment to reconcile net loss to net cash provided by (used in) operating activities. Please advise.

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Segment Information, page F-9

8. We note you have three product lines. It appears the economic characteristics of each product line, the nature of the products within each line and perhaps the method used to distribute the products in each line vary between lines. You disclose you operate in only one operating segment. Please tell us, and revise to disclose as appropriate, the factors you used to determine you operate in only one operating segment, including the basis of organization, and whether operating segments have been aggregated pursuant to ASC 280-10-50-21. As part of your response, if applicable, tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a description of each of these operating segments. To the extent you have more than one operating segment, tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segment. Please be detailed in your response.

Note 4. Revenue
Revenue by Major Product Line, page F-22

9. In the sentence above the table on page F-22 you state your product offerings primarily deliver a service satisfied over time and not a point in time. On page F-14 under creative video marketing you state you recognize revenue for campaigns at the point in time upon delivery and acceptance. Please reconcile these statements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services